SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

22 June 2007

PROPOSAL OF THE SHAREHOLDERS CAIXA GERAL DE DEPÓSITOS, S.A.,
BANCO ESPÍRITO SANTO, S.A. AND ONGOING STRATEGY INVESTMENTS –
SGPS, S.A.

ITEM 2 ON THE AGENDA:
(To resolve on the change in the composition and on the election of new members of the Board of Directors)

Whereas:

A) It is necessary to ensure that the number of members in the Board of Directors of a company with the size of Portugal Telecom is sufficient;

B) It is expected that the creation of an Audit Committee, in accordance with the provisions of the Portuguese Companies Code, as amended by the Decree-Law no. 76-A/2006, of 29 March, will be approved in this General Meeting of Shareholders, such Audit Committee to be created within the Board of Directors, as a corporate body autonomously appointed;

C) As provided for in article 423-B, numbers 4 and 5 of the Portuguese Companies Code, the members of an Audit Committee of companies issuing securities listed on a regulated market shall, in its majority, be independent and hold an adequate curriculum vitae for the exercise of their office;

D) Taking into consideration the Company’s structure and its governance model, as well as the new legal framework, it is convenient that the attributions conferred upon the Board of Directors are performed by two other members, one of which may become an independent member of the Audit Committee, notably in light of Prof. José Guilherme Xavier de Basto’s curriculum vitae;

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We propose that it be resolved:

1. To change the composition of the Board of Directors from 21 (twenty-one) to 23 (twenty-three) members;

2. To elect Mr. Rafael Luís Mora Funes and Prof. José Guilherme Xavier de Basto as members of the Board of Directors to complete the 2006-2008 term of office.

Lisbon, 4 June 2007.

The Shareholders,

Caixa Geral de Depósitos, S.A.

Banco Espírito Santo, S.A.

Ongoing Strategy Investments – SGPS, S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.